Exhibit 3.1

AMENDMENT AND RESTATEMENT OF
ARTICLE V OF
BYLAWS OF THE FEDERAL HOME LOAN BANK OF SAN FRANCISCO

Effective February 1, 2008

Officers and Employees

Section 1. Officers: The corporate officers of the Bank shall be a President, one or more Vice Presidents (including any Executive Vice President, Senior Vice President or Vice President, but not including any Assistant Vice President), a Treasurer and a Secretary, and such other corporate officers, who shall have such authority and shall perform such duties as are usually incident to their respective offices and as the Board of Directors shall prescribe. The President shall be the chief executive officer and chief administrative officer of the Bank and shall be primarily responsible for the operation and management of the Bank; provided, however, that the Board of Directors may designate another corporate officer as the chief administrative officer of the Bank. One person may hold any two offices. The Board of Directors shall elect corporate officers at the level of Senior Vice President and above each calendar year. The President may appoint any Vice President (but not any Executive Vice President or Senior Vice President) as a corporate officer, and may also appoint additional officers, including any Assistant Vice President, as functional officers. Functional officers shall hold management positions that report directly to a corporate officer and shall have such powers and duties as are usually incident to their respective offices and as may be assigned to them by the President or by the corporate officers. Each officer of the Bank shall serve at the pleasure of the Bank and shall devote his time, skill and energy to the business of the Bank, unless the contrary is expressly approved by the Board of Directors. The corporate officers of the Bank may extend or deny credit and take such other action as is in conformity with the credit policy of the Bank and the Federal Home Loan Bank Act, as amended, and the Rules and Regulations.

Section 2. Employees: The Bank shall also have such other employees as the Board of Directors may authorize or whose appointment the Board of Directors may ratify. Employees of the Bank shall serve at the pleasure of the Board of Directors and shall have such duties as are usually incident to their respective positions and as may be assigned to them by the President or other officers of the Bank.

Section 3. Compensation: The Board of Directors shall fix the compensation of the President and other officers at the level of Senior Vice President and above. The compensation of all other officers and employees of the Bank shall be fixed by the President and shall be within the annual operating expense budgets approved for the Bank by the Board.

Section 4. Acting President: The Board of Directors may from time to time designate an individual to act as President in the event of the resignation, removal, death or incapacity of the elected President. Such acting President shall have all of the powers conferred upon the President under these Bylaws, by resolution of the Board or any committee or by applicable law, and shall hold such position until such time as the elected President shall no longer be incapacitated or until such time as the Board of Directors shall elect a successor President.